ALLGREEN PROPERTIES LIMITED

RECEIVED
2006 MAY 24 A 9:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-4959

SUPPL

Date: 10 MAY 2006

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America



Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully



ISOO TAN
COMPANY SECRETARY

PROCESSED
MAY 31 2006
THOMSON FINANCIAL

enc



1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS



ALLGREEN PROPERTIES LIMITED
(CO. REG. NO. 198601009N)

INCREASE IN PAID-UP SHARE CAPITAL OF SUBSIDIARY COMPANY

The Company wishes to announce that its wholly-owned subsidiary, Allgreen Properties (Shanghai) Pte. Ltd. has on 9 May 2006, increased its paid-up share capital from S$4,300,000 to S$42,000,000 by the issuance and allotment of 37,700,000 ordinary shares to the Company.

BY ORDER OF THE BOARD
MS ISOO TAN
COMPANY SECRETARY
10 MAY 2006